J61

16002116

ION

Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 3 1 2016

Washington DC
409

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARITER SECURITIES LCC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 CARRETERA #2
(No. and Street)

Guaynabo	PR	00966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Braulio Nieves 787-781-2555-
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720	Sugar Land, TX		77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

aub

Affidavit: 1,996

OATH OR AFFIRMATION

I, Braulio Nieves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pariter Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

Sworn and subscribed before me by Braulio Luis Nieves Roman, of legal age, single, Principal of Pariter Securities LLC and resident of San Juan PR, who is personally known to me, in Guaynabo PR, this March 29, 2016.

NOTARIO
Lcdo. Marcos R. Vélez Green

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO
0024547
NOTARIO
Vélez Green
9397
01/27/2016
$5.00
$5 Sello Asistencia Legal
53147-2016-0127-62998356

Pariter Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Pariter Securities, LLC

Contents

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
PARITER SECURITIES LCC
243 CARRETERA #2
Guaynabo PR 00966

Report on the Financial Statements

I have audited the accompanying financial statements of PARITER SECURITIES LCC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PARITER SECURITIES LCC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Natnan T Tuttle
Contador Publico Autorizado, Puerto Ricc
Licencia Num. R-159

Houston, TX
March 23, 2016

Nathan T Tuttle, CPA

Pariter Securities, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

	Dec 31, 15
ASSETS	
Current assets	
Cash	52,629
Commissions receivable	514,800
Prepaid expenses	10,686
Due from related parties	2,420
Total current assets	580,535
Other assets	
Property and equipment, net	10,200
Deposit at clearing	50,000
License	50,000
Total other assets	110,200
Total assets	690,735
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	87,220
Due to related parties	279
Taxes payable	103,753
Total liabilities - all current	191,252
Member's equity	
Common stock, $100 per value, 10,000 shares authorized, 11 shares issued and outstanding	1,100
Paid in capital	454,388
Retained earnings	(26,377)
Net income	70,373
Total equity	$ 499,484
Liabilities and member's equity	$ 690,735

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2015

	Jan - Dec 15
Ordinary Income/Expense	
Income	
Commissions and fees	$ 2,350,411
Margin interest income	45,304
Total revenues	2,395,715
Operating expenses	
Commissions	1,320,986
Fees & licenses	1,533
Professional fees	230,819
Clearing fees	124,973
Management fees	17,349
Depreciation	5,809
Payroll	243,069
Others	342,131
Total operating expenses	2,286,668
Net ordinary income	109,047
Other expense	
Income tax expense	38,674
Net income	$ 70,373

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

Net Income	$ 70,373.00
Opearting Activities:	
Depreciation and amortization	5809
Receivables from clearing	(380,888)
Prepayments	(1,701)
Due from related parties	(1,970)
Accounts payable and accrued expenses	20,811
Pick up petty cash	(47)
Income tax payable	75,831
Net cash used in Operating Activities	(211,782)
Investing Activities	
Purchase Fixed Assets	2046
Net cash provided by Investing Activities	2,046
Net Incease or (decrease) in cash and equivalents	$ (209,736)
Beginning cash	$ 262,365
Cash at end of period	$ 52,629

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Common Stock		Contributed Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2014	11	$ 1,100	$ 454,388	$ (26,377)	$ 429,111
Net income (loss)		-	-	70,373	70,373
Balance, December 31, 2015		$ 1,100	$ 454,388	$ 43,996	$ 499,484

The accompanying notes are an integral part of these financial statements.

(1) Organization and summary of significant accounting policies:

Organization-

Pariter Securities, LLC ("the Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via National Financial Services LLC, a correspondent U.S.-based firm who maintains all accounts for the customers.

Summary of significant accounting policies-

(a) <u>Basis of presentation</u>-
The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted. The Company has evaluated subsequent events through March 23, 2015, the date the financial statements were available to be issued.

(b) <u>Revenue recognition</u>-
Commission revenues are recorded on a settlement date basis. Margin interest income is earned based on debit balances in customer margin accounts.

(c) <u>Accounts receivable</u>-
Accounts receivable include commissions due in cash.

(d) <u>Bad debts</u>-
Bad debts, when applicable, are accounted for using the direct write-off method whereby an expense is recognized only when a specified account is determined to be uncollectible. The effect of using this method approximates that of the allowance method. The Company currently considered all accounts receivable fully collectible and therefore there are no allowances for bad debts or doubtful accounts.

(e) <u>Concentration of credit risk</u>-
Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits.

(f) Property and equipment-

Property and equipment is recorded at cost. Depreciation is provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful life
Computers and other office equipment	3 years

(g) License -

The broker-dealer license was recorded at its fair market value. The license provides the Company with rights to operate as an introducing broker-dealer. The Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of its broker-dealer license. As a result, the license will be treated as an indefinite-lived intangible asset under the provisions of the accounting guidance related to *Intangible Assets* and will not be amortized, but rather will be tested for impairment annually when events and circumstances warrant.

License is reviewed by management for impairment every year to determine whether impairment may exist. The Company considers relevant cash flow and profitability infomation, including estimated future operating results, trends and other available information, in assessing whether the carrying value of intangible assets can be recovered. If it is determined that the carrying value of intangible assets will not be recovered from the undiscounted future cash flows of the Company, the carrying value of such intangible assets would be considered impaired and reduced by a charge to operations in the amount of the impairment. An impairment charge is measured as any deficiency in the amount of estimated undiscounted future cash flows of the acquired business available to recover the carrying value related to the intangible assets. The Company reviewed the annual impairment analysis as of December 31, 2015 and concluded that the estimated fair value of its reporting unit substantially exceeded its carrying value, and therefore, no impairment was indicated.

(h) Income taxes-

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that

includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(i) Use of estimates-

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Reclassifications -

Some amounts have been reclassified in order to conform to the 2015 presentation.

(2) Deposit with clearing house:

This constant deposit is a requirement of National Financial Services LLC (NFS), the U.S.-based entity providing clearing and custodial services for the Company and which maintains all customer accounts.

(3) Related party transactions:

During the years ended December 31, 2015, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amounts due (to)/from related parties at year-end are non-interest bearing and have no specific repayment terms.

	2015
Due from related party	$ 2,420
Management fees expense	$ 17,349

(4) Income taxes:

On June 30, 2013 the Governor of Puerto Rico signed into law a package of tax measures intended to provide new sources of revenue to balance the Commonwealth budget. Among the provisions included in said package are changes to the income tax regime applicable to corporations. Act 40-2013, signed on June 30, 2013, but effective on January 1, 2013, increased the corporate income tax rate with a range from 30% to 39% (previously 20% to 30%), establishing that the maximum rate is reached when net taxable income is in excess of $275,000. The surtax credit was reduced from $750,000 to $25,000.

In addition, the new law creates and imposes the following:

- A new additional tax on gross income, as part of the alternative minimum tax calculation. Financial businesses will be subject to a tax of 1% on gross income, with a credit equal to a 5% of its gross income against the regular tax or AMT of the corresponding taxable year. In the case of controlled groups of corporations or related entities, groups must aggregate the group's gross income in order to determine the applicable rate of the additional tax on gross income.

- The net operating loss deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternative minimum tax purposes, and their carryover period is extended from ten (10) to twelve (12) years for losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period is ten (10) years.

- Fifty-one percent (51%) of the expenses paid to a 50% or more partner/member are disallowed if attributable to Puerto Rico and not subject to taxation or withholding at source.

In addition, the alternative minimum tax (AMT) provisions are completely revised and overhauled. The AMT tax rate was increased from 20% to 30%, and various parallel computations must be made before determining whether an AMT liability exists. In summary, the AMT would be the greater of the sum of 30% of the alternative minimum net income, plus the additional tax on gross income (discussed above); or, the sum of the following three items: (1) 20% of the expenses incurred or paid to related parties and/or the expenses allocated from a home office to a branch located in Puerto Rico, if such payments were not subject to tax in Puerto Rico during the tax year; (2) up to 2% on the purchases of tangible personal property from a related person or home office and (3) the new additional tax on gross income.

The Company does not have available net operating losses (NOL). The Company's deferred tax asset at December 31, 2013, in the amount of $21,176, resulting from a net operating loss carryforward, was previously used. There is no deferred tax asset for the current year.

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

As of December 31, 2015, the Company's deferred tax asset had been fully utilized.

The Company files income tax returns only in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010. Tax audits, by their nature, are often complex and can require several years to complete.

The Company follows the accounting standard on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that required adjustment to the financial statements to comply with the provisions of the accounting standard.

(5) Subsequent events

Management has reviewed the results of operations for the period of time from its year ended December 31, 2015, through March 23, 2015, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Total Stockholder's Equity		$ 499,484
Non-Allowable Assets		
Prepaid Expenses	$ 10,686	
Furniture, Fixture & Equipment, net	10,200	
Goodwill	50,000	
Due from Related Party	2,420	
Petty cash	34	
Total Non-Allowable Assets		$ 73,340
Haircuts on Securities Positions	-	
Undue Concentration Charges	-	
Total Securities Charges	-	
Net Allowable Capital		$ 426,394

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 12,750
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	12,750
Excess Net Capital	$ 413,394

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 191,252
Percentage of Aggregate Indebtedness to Net Capital	44.88%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2015	$ 303,321
Adjustments		
Increase (Decrease) in Equity		(909,972)
(Increase) Decrease in Non-Allowable Assets		1,302,795
Change in Securities Charges		-
Net Capital per Audit		$ 426,144
Reconciled Difference		$ -

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $426,144 which was $413,394 in excess of its required net capital of $12,750. The Company's net capital ratio was 44.88%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

<u>Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>

March 10, 2015

Nathan T. Tuttle, CPA
1800 Rivercrest, Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of my knowledge and belief:

1. Pariter Securities LLC claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. Pariter Securities LLC has met the identified exemption from January 01, 2015 through December 31, 2015, without exception, unless, if applicable, as stated in number 3, below;

3. Pariter Securities LLC has had no exceptions to report the referenced fiscal year.

Regards,

Braulio Nieves
Chief Compliance Officer
Pariter Securities LLC

3-23-16
Date

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Braulio Nieves
PARITER SECURITIES
LCC
243 CARRETERA #2
Guaynabo PR 00966

Dear Braulio Nieves:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which PARITER SECURITIES LCC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PARITER SECURITIES LCC claimed an exemption from 17 C.F.R. § 240.15c3-3. PARITER SECURITIES LCC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. PARITER SECURITIES LCC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PARITER SECURITIES LCC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
March 23, 2016

Natnan T Tuttle
Contador Publico Autorizado, Puerto Ricc
Licencia Num. R-159

PARITER SECURITIES LCC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

PARITER SECURITIES LCC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2015, which were agreed to by PARITER SECURITIES LCC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating PARITER SECURITIES LCC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. PARITER SECURITIES LCC's management is responsible for PARITER SECURITIES LCC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 1, 2015 through December 31, 2015 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting a decrease in audited revenue of $155,159.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a decrease in the amount of the overpayment reported of $884 (actual overpayment was $70), leaving a balance due SIPC for 2015 of $388.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan T. Tuttle, CPA
March 23, 2016
Houston, TX

Nathan T Tuttle
Contador Publico Autorizado, Puerto Rico
Licencia Num. R-159

Pariter Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5

Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1262******************MIXED AADC 220
066064 FINRA DEC
PARITER SECURITIES LLC
243 CARR 2
GUAYNABO PR 00966-1915

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,065

B. Less payment made with SIPC-6 filed (exclude interest) (1,410)

8/14/15
Date Paid

C. Less prior overpayment applied (964)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3701

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3701

H. Overpayment carried forward $(964)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pariter Securities, LLC
(Name of Corporation, Partnership or other organization)

Carrie Wisniewski
(Authorized Signature)

Financial + Operations Principal
(Title)

Dated the 1st day of February 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: